FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
ANNUAL REPORT
of
PROVINCE OF MANITOBA
CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2010
SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A
Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
DANIEL SULLIVAN
JOHN MCNAB
Canadian Consulate General
1251 Avenue of the Americas
New York, New York 10022
Copies to:

ROBERT E. BUCKHOLZ, JR.	Hugh Eliasson
Sullivan & Cromwell	Deputy Minister of Finance
125 Broad Street	Province of Manitoba
New York, New York 10004	Department of Finance
Winnipeg, Manitoba Canada

*	The Registrant filed this annual report on a voluntary basis.

     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2010, as set forth in the pages attached hereto:

Exhibit 99.1	Quarterly Financial Report of the Province of Manitoba for the Three Months — April to June 2010.
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on November 19, 2010.

Province of Manitoba
By:	/s/ Garry Steski
Garry Steski
EXHIBIT INDEX

Exhibit
Number	Description	Page
99.1	Quarterly Financial Report of the Province of Manitoba for the Three Months — April to June 2010.